David J. Gershon
Direct Phone:   415.393.2180
Direct Fax:       415.393.2286
david.gershon@bingham.com

May 20, 2011

VIA EDGAR

Gregory Dundas
Senior Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Bridge Capital Holdings
Registration Statement on Form S-3
Filed Marked 30, 2011
File No. 333-173189

Dear Mr. Dundas:

On behalf of our client, Bridge Capital Holdings, a California corporation (the “Company”), submitted herewith please find Amendment No. 1 to the Registration Statement on Form S-3, File No. 333-173189, of the Company (as amended, the “Registration Statement”).  The Company has revised the Registration Statement in response to the comments of the staff of the Securities and Exchange Commission that were contained in your letter dated April 5, 2011 (the “Comment Letter”).

Set forth below are the responses of the Company to the comments in the Comment Letter.  Our responses are numbered to correspond to the comment numbers in the Comment Letter and each comment contained in the Comment Letter is printed below in italics and is followed by the response of the Company.

1.           Please advise the staff whether each selling shareholder is a broker-dealer or an affiliate, as defined by Rule 405, of a broker-dealer. Please tell us whether they acquired their securities as compensation for the professional services of the broker-dealer, or if the securities were acquired as investments.

None of the selling shareholders is a broker-dealer.

The following selling shareholders are affiliates (as defined by Rule 405) of a broker-dealer:

Carpenter Community BancFund, LP
Carpenter Community BancFund-A, LP
Carpenter Community BancFund-CA, LP
Variable Insurance Products Fund IV: Financial Services Portfolio
Fidelity Central Investment Portfolios LLC: Fidelity Financials Central Fund
Fidelity Advisor Series VII: Fidelity Advisor Financial Services Fund
Fidelity Select Portfolios: Financial Services Portfolio

Gregory Dundas
May 20, 2011

None of the selling shareholders acquired their common stock of Bridge Capital Holdings (the “Common Shares”) as compensation for professional services of an affiliated broker-dealer.  Rather, the Common Shares were acquired as investments.  In this regard, we note that the Company sold the Common Shares to each of the selling shareholders pursuant to a Stock Purchase Agreement in which, among other things, the selling shareholders represented and warranted as follows:

Such Purchaser understands that the Common Shares are “restricted securities” and have not been registered under the Securities Act or any applicable state securities law and is acquiring the Common Shares as principal for its own account and not with a view to, or for distributing or reselling such Common Shares or any part thereof in violation of the Securities Act or any applicable state securities laws; provided, that, by making the representations herein, other than as set forth herein, such Purchaser does not agree to hold any of the Common Shares for any minimum period of time and reserves the right at all times to sell or otherwise dispose of all or any part of such Common Shares pursuant to an effective registration statement under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws. Such Purchaser is acquiring the Common Shares hereunder in the ordinary course of its business. Such Purchaser does not presently have any agreement, plan or understanding, directly or indirectly, with any Person to distribute or effect any distribution of any of the Common Shares (or any securities which are derivatives thereof) to or through any Person. (emphasis added)

See Section 3.2(c) of Stock Purchase Agreement filed as Exhibit 10.1 to the Company’s Form 8-K filed on November 23, 2010 (the “SPA”).

2.           For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold.

The Company did not sell any of the Common Shares to a registered broker-dealer and none of the selling shareholders is a registered broker-dealer.  Accordingly, the Company has not revised its disclosure in response to this comment.

3.           If any of the selling shareholders are affiliates of broker-dealers (but not broker-dealers), then include disclosure indicating whether those broker-dealer affiliates:

•	purchased the securities to be resold in the ordinary course of business; and

•	at the time of the purchase, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Gregory Dundas
May 20, 2011

Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates are underwriters. Please revise accordingly, or tell us why you don't believe any broker-dealer affiliate offering shares for resale is unable to make the above representations is not acting as an underwriter. We may have further comment.

These two conditions are met.

Accordingly, the Company has revised the Registration Statement to disclose that the selling shareholders who are affiliates of broker-dealers (but not broker-dealers) (1) purchased the Common Shares for resale in the ordinary course of business, if at all, and (2) at the time of the purchase, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.  The disclosures appear in the eighth paragraph of the section titled “Plan of Distribution” and again in the section titled “Selling Shareholders” in footnote number 4 to the table listing all of the selling shareholders, which also identifies certain of the selling shareholders as affiliates of broker dealers.

In addition to the representations made by the selling shareholders to the Company in the SPA, the Company has confirmed the accuracy of these disclosures following receipt of the Comment Letter.  We also note that each of the selling shareholders continues to hold Common Shares purchased under the SPA on November 23, 2010, almost six month ago.

We would appreciate the opportunity to discuss any remaining questions or concerns with you at your convenience.  If you have any questions or comments please feel free to contact me at (415) 393-2180.

Sincerely yours,

/s/ David J. Gershon
David J. Gershon

cc:	Thomas G. Reddy, Esq.
Thomas A. Sa, Bridge Capital Holdings